

September 16, 2011

Via E-mail
Mr. Howard Garfield
Chief Financial Officer
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard Multifamily REIT I, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 0-53195**

Dear Mr. Garfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Consolidated Statements of Operations, page F-4

1. Please tell us your basis for presenting interest expense within operations. Please cite accounting literature relied upon.

Howard Garfield
Behringer Harvard Multifamily REIT I, Inc.
September 16, 2011
Page 2

2. Summary of Significant Accounting Policies

Acquisition Costs, page F-13

2. We note your accounting policy for acquisition costs related to your investment in unconsolidated real estate joint ventures. Please tell us how your policy is consistent with 805-10-25-23 of the Accounting Standards Codification which requires you to expense acquisition costs in the period costs are incurred or services are rendered. In addition, please tell us the amount of acquisition costs you have capitalized within other assets waiting for reimbursement by your advisor as of each reporting date and the average time it takes your advisor to reimburse these costs.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief